Filed Pursuant to Rule 433 Dated May 3, 2021
Registration No. 333-228614

Market Linked Securities – Auto-Callable with Contingent Coupon and Contingent Downside
Principal at Risk Securities Linked to the Lowest Performing of the iShares® Global Clean Energy ETF and the Invesco Solar ETF Due November 30, 2022
Term Sheet to the Preliminary Pricing Supplement dated May 3, 2021

Summary of Terms
Issuer	The Bank of Nova Scotia (the “Bank”)
Term	Approximately 1.5 years (unless earlier called)
Market Measure	The iShares® Global Clean Energy ETF (Bloomberg Ticker: ICLN) and the Invesco Solar ETF (Bloomberg Ticker: TAN) (each, a “Reference Asset” and collectively, the “Reference Assets”)
Pricing Date	Expected to be May 25, 2021*
Trade Date	Expected to be May 25, 2021*
Original Issue Date	Expected to be June 2, 2021*
Principal Amount	$1,000 per Security
Original Offering Price	100% of the Principal Amount of each Security
Contingent Coupon Payment	See “How the Contingent Coupon Payments are Calculated” on page 3
Calculation Dates	Quarterly, on the 24th day of each February, May, August and November, commencing August 24, 2021 and ending November 25, 2022. We refer to November 25, 2022 as the “Final Calculation Date”.
Contingent Coupon Payment Dates	Three business days after the applicable Calculation Date (the Contingent Coupon Payment Date with respect to the Final Calculation Date will be the Maturity Date)
Contingent Coupon Rate	10.00%-12.00% per annum, to be determined on the Pricing Date
Automatic Call Feature	See “How to Determine if the Securities Will be Automatically Called” on page 3
Call Settlement Dates	Three business days after the applicable Calculation Date
Redemption Amount at Maturity	See “How the Redemption Amount at Maturity is Calculated” on page 3
Lowest Performing Reference Asset	With respect to any Calculation Date, the Reference Asset with the lowest Percentage Change calculated as of such Calculation Date
Maturity Date	Expected to be November 30, 2022
Starting Price	For each Reference Asset, its Fund Closing Price on the Pricing Date
Ending Price	For each Reference Asset, its Fund Closing Price on the Final Calculation Date
Coupon Threshold Price	For each Reference Asset: 65.00% of its Starting Price
Downside Threshold Price	For each Reference Asset, 65.00% of its Starting Price
Percentage Change	With respect to any Reference Asset on any Calculation Date, the Percentage Change will be calculated as follows: Fund Closing Price on the Calculation Date – Starting Price Starting Price
Calculation Agent	Scotia Capital Inc., an affiliate of the Bank
Denominations	$1,000 and any integral multiple of $1,000
Agent Discount
Up to 2.00% of which dealers, including Wells Fargo Advisors, LLC (“WFA”), may receive a selling concession of up to 1.00%, and WFA will receive a distribution expense fee of 0.075%. In respect of certain Securities sold in this offering, we may pay a fee of up to $1.00 per Security to selected securities dealers in consideration for marketing and other services in connection with the distribution of the Securities to other securities dealers.

CUSIP / ISIN	0641593D6 / US0641593D64
Underwriters	Scotia Capital (USA) Inc.; Wells Fargo Securities, LLC
* We expect that delivery of the Securities will be made against payment therefor on or about the 5th Business Day following the Trade Date (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in 2 Business Days (“T+2”), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Securities prior to the second Business Day before delivery of the Securities will be required, by virtue of the fact that each Security initially will settle in 5 Business Days (T+5), to specify alternative settlement arrangements to prevent a failed settlement.
Investment Description
•	Linked to the lowest performing of the iShares® Global Clean Energy ETF (Bloomberg Ticker: ICLN) and the Invesco Solar ETF
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Unlike ordinary debt securities, the Securities do not provide for fixed payments of interest, do not repay a fixed amount of principal at maturity and are subject to potential automatic call prior to maturity upon the terms described below.  Whether the Securities pay a contingent coupon, whether the Securities are automatically called prior to maturity and, if they are not automatically called, whether you are repaid the Principal Amount of your Securities at maturity will depend in each case on the Fund Closing Price of the Lowest Performing Reference Asset on the relevant Calculation Date.  The Lowest Performing Reference Asset on any Calculation Date is the Reference Asset with the lowest Percentage Change on that Calculation Date.

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Contingent Coupon. The Securities will pay a Contingent Coupon Payment on each Contingent Coupon Payment Date until the earlier of the Maturity Date or Call Settlement Date if, and only if, the Fund Closing Price of the Lowest Performing Reference Asset on the related Calculation Date is greater than or equal to its Coupon Threshold Price. However, if the Fund Closing Price of the Lowest Performing Reference Asset on a Calculation Date is less than its Coupon Threshold Price, you will not receive any Contingent Coupon Payment on the related Contingent Coupon Payment Date. If the Fund Closing Price of the Lowest Performing Reference Asset on every Calculation Date is less than its Coupon Threshold Price, you will not receive any Contingent Coupon Payments throughout the entire term of the Securities and you will not earn any positive return.

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Automatic Call. If the Fund Closing Price of the Lowest Performing Reference Asset on any of the quarterly Calculation Dates from November 24, 2021 to August 24, 2022, inclusive, is greater than or equal to its Starting Price, we will automatically call the Securities for the Principal Amount plus the Contingent Coupon Payment applicable to that Calculation Date.

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Potential Loss of Principal. If the Securities are not automatically called prior to the Maturity Date, the amount that you will be paid on your Securities at maturity will be based on the performance of the Lowest Performing Reference Asset from its Starting Price to its Ending Price. If the Securities are not automatically called, you will receive the Principal Amount per Security at maturity if, and only if, the Ending Price of the Lowest Performing Reference Asset is greater than or equal to its Downside Threshold Price. However, if the Ending Price of the Lowest Performing Reference Asset is less than its Downside Threshold Price, you will have full downside exposure to the decrease in the price of the Lowest Performing Reference Asset from its Starting Price to its Ending Price, and will lose more than 35.00%, and possibly all, of the Principal Amount at maturity.

•	Investors may lose up to 100.00% of the Principal Amount.
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Your return on the securities will depend solely on the performance of the Lowest Performing Reference Asset on each Calculation Date.  You will not benefit in any way from the performance of the better performing Reference Asset. Therefore, you will be adversely affected if any Reference Asset performs poorly.

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All payments on the Securities are subject to the credit risk of the Bank, and you will have no right to the shares of the Reference Assets, dividends or any securities held by the Reference Assets; if The Bank of Nova Scotia defaults on its obligations, you could lose your entire investment.

•	No exchange listing; designed to be held to maturity.

If the Securities priced today, the estimated value of the Securities would be between $933.84 and $968.43 per $1,000 Principal Amount. See “The Bank’s Estimated Value of the Securities” in the preliminary pricing supplement.

The Securities have complex features and investing in the Securities involves risks not associated with an investment in conventional debt securities. See “Selected Risk Considerations” in this term sheet, “Additional Risks” in the preliminary pricing supplement, “Additional Risk Factors Specific to the Notes” in the product prospectus supplement and “Risk Factors” in the prospectus supplement and prospectus.

This introductory term sheet does not provide all the information that an investor should consider prior to making an investment decision. This term sheet should be read in conjunction with the preliminary pricing supplement, product prospectus supplement, prospectus supplement, and prospectus.

NOT A BANK DEPOSIT AND NOT INSURED OR GUARANTEED BY THE FDIC OR ANY OTHER GOVERNMENTAL AGENCY

Hypothetical Payout Profile
The profile to the right illustrates the potential Redemption Amount at Maturity on the Securities (excluding the final Contingent Coupon Payment, if any) for a range of hypothetical performances of the Lowest Performing Reference Asset on the Final Calculation Date from its Starting Price to its Ending Price, assuming the Securities have not been automatically called prior to the Maturity Date.
This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Price of the Lowest Performing Reference Asset on the Final Calculation Date and whether you hold your Securities to maturity. The performance of the better performing Reference Asset is not relevant to your return on the Securities.

Hypothetical Returns
If the Securities are automatically called:
If the Securities are automatically called prior to the Maturity Date, you will receive a cash payment on the related Call Settlement Date equal to the Principal Amount plus the Contingent Coupon Payment otherwise due. In the event the Securities are automatically called, your total return on the Securities will equal any Contingent Coupon Payments received prior to the Call Settlement Date and the Contingent Coupon Payment received on the Call Settlement Date.
If the Securities are not automatically called:
If the Securities are not automatically called prior to the Maturity Date, the following table illustrates, for a range of hypothetical Percentage Changes of the Lowest Performing Reference Asset on the Final Calculation Date, the hypothetical Redemption Amount at Maturity per Security (excluding the final Contingent Coupon Payment, if any). The Percentage Change of the Lowest Performing Reference Asset on the Final Calculation Date is equal to the percentage change from its Starting Price to its Ending Price (i.e., Ending Price minus Starting Price, divided by Starting Price).

Hypothetical Percentage Change of Lowest Performing Reference Asset on Final Calculation Date	Hypothetical Redemption Amount at Maturity per security
75.00%	$1,000.00
60.00%	$1,000.00
50.00%	$1,000.00
40.00%	$1,000.00
30.00%	$1,000.00
20.00%	$1,000.00
10.00%	$1,000.00
0.00%	$1,000.00
-10.00%	$1,000.00
-20.00%	$1,000.00
-30.00%	$1,000.00
-35.00%	$1,000.00
-35.01%	$649.90
-40.00%	$600.00
-50.00%	$500.00
-60.00%	$400.00
-75.00%	$250.00
-100.00%	$0.00

The above figures do not take into account Contingent Coupon Payments, if any, received during the term of the Securities. As evidenced above, in no event will you have a positive rate of return based solely on the Redemption Amount at Maturity; any positive return will be based solely on the Contingent Coupon Payments, if any, received during the term of the Securities.
The above figures are for purposes of illustration only and may have been rounded for ease of analysis. If the Securities are not automatically called prior to the Maturity Date, the actual amount you will receive at maturity will depend on the actual Ending Price of the Lowest Performing Reference Asset on the Final Calculation Date. The performance of the better performing Reference Asset is not relevant to your return on the Securities.

How Contingent Coupon Payments Are Calculated
On each Contingent Coupon Payment Date, you will receive a Contingent Coupon Payment based on the Contingent Coupon Rate, which is a per annum rate, if, and only if, the Fund Closing Price of the Lowest Performing Reference Asset on the related Calculation Date is greater than or equal to its Coupon Threshold Price.
Contingent Coupon Payments on the Securities are not guaranteed. If the Fund Closing Price of the Lowest Performing Reference Asset on a Calculation Date is less than its Coupon Threshold Price, you will not receive any Contingent Coupon Payment on the related Contingent Coupon Payment Date. If the Fund Closing Price of the Lowest Performing Reference Asset is less than its Coupon Threshold Price on each Calculation Date, you will not receive any Contingent Coupon Payments over the term of the Securities.
Each Contingent Coupon Payment, if any, will be calculated per Security as follows:
($1,000 × Contingent Coupon Rate) / 4
Any Contingent Coupon Payments will be rounded to the nearest cent, with one-half cent rounded upward.
How to Determine if the Securities Will be Automatically Called
If the Fund Closing Price of the Lowest Performing Reference Asset on any of the monthly Calculation Dates from November 24, 2021 to August 24, 2022, inclusive, is greater than or equal to its Starting Price, the Securities will be automatically called. On the related Call Settlement Date, you will be entitled to receive a cash payment per Security in U.S. dollars equal to the Principal Amount per Security plus the Contingent Coupon Payment applicable to the relevant Calculation date.
If the Securities are automatically called, they will cease to be outstanding on the related Call Settlement Date and you will have no further rights under the Securities after such Call Settlement Date. You will not receive any notice from us if the Securities are automatically called.
How the Redemption Amount at Maturity is Calculated
If the Securities are not automatically called prior to the Maturity Date, the Redemption Amount at Maturity, if any (in addition to the final Contingent Coupon Payment, if one is payable with respect to the Final Calculation Date), will be calculated as follows:
•	If the Ending Price of the Lowest Performing Reference Asset is greater than or equal to its Downside Threshold Price, the Redemption Amount at Maturity will equal: $1,000 Principal Amount; or
•	If the Ending Price of the Lowest Performing Reference Asset is less than its Downside Threshold Price, the Redemption Amount at Maturity will equal:
Principal Amount + (Principal Amount × Percentage Change of the Lowest Performing Reference Asset on the Final Calculation Date)
If the Securities are not automatically called prior to the Maturity Date and the Ending Price of the Lowest Performing Reference Asset on the Final Calculation Date is less than its Downside Threshold Price, you will lose more than 35.00%, and possibly all, of the Principal Amount of your Securities.
Any positive return on the Securities will be limited to the sum of your Contingent Coupon Payments, if any. You will not participate in any appreciation of any Reference Asset, but you will have full downside exposure to the Lowest Performing Reference Asset on the Final Calculation Date if the Ending Price of that Reference Asset is less than its Downside Threshold Price.

ICLN Daily Closing Prices*
* The graph below illustrates the performance of the ICLN from January 1, 2016 through April 26, 2021. The dotted line represents its hypothetical Coupon Threshold Price and Downside Threshold Price of $16.003, which is equal to 65.00% of $24.62, which was the Closing Price of the ICLN on April 26, 2021.  Past performance of the ICLN is not indicative of future performance.
TAN Daily Closing Prices*

* The graph below illustrates the performance of the TAN from January 1, 2016 through April 26, 2021. The dotted line represents its hypothetical Coupon Threshold Price and Downside Threshold Price of $59.722, which is equal to 65.00% of $91.88, which was the Closing Price of the TAN on April 26, 2021.  Past performance of the TAN is not indicative of future performance.

Selected Risk Considerations
The risks set forth below are discussed in detail in “Additional Risks” in the pricing supplement, “Additional Risk Factors Specific to the Notes” in the product prospectus supplement and “Risk Factors” in the prospectus supplement and prospectus. Please review those risk disclosures carefully.
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Risk of Loss at Maturity: The Redemption Amount at Maturity depends on the Percentage Change of the Lowest Performing Reference Asset calculated on the Final Calculation Date. If the Securities are not automatically called, the Bank will only repay you the full Principal Amount of your Securities if the Ending Price of the Lowest Performing Reference Asset is equal to or greater than its Downside Threshold Price. If the Ending Price of the Lowest Performing Reference Asset is less than its Downside Threshold Price, you will have full downside exposure to the Lowest Performing Reference Asset from its Starting Price to its Ending Price and you will lose more than 35.00%, and possibly all, of the Principal Amount of your Securities on the Maturity Date. Specifically, you will lose 1% for each 1% decline in the Ending Price of the Lowest Performing Reference Asset from its Starting Price.

•	The Contingent Repayment of Principal Applies Only at Maturity
•	Any Potential Positive Return on the Securities is Limited to the Contingent Coupon Payments; You may not Receive any Contingent Coupon Payments
•	You Will Be Subject To Reinvestment Risk
•	The Securities are Exposed to the Market Risk of each Reference Asset
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The Contingent Coupon Rate, Coupon Threshold Price and Downside Threshold Price Reflect in Part the Volatility of the Reference Assets and Greater Volatility Generally Indicates an Increased Risk of Loss at Maturity

•	Any Amounts Payable on the Securities are not Linked to the Fund Closing Price of any Reference Asset at any time other Than on the Applicable Calculation Dates
•	The Securities Differ from Conventional Debt Instruments
•	Holding the Securities is Not the Same as Holding the Reference Asset or Reference Asset Constituents
•	There is No Assurance that the Investment View Implicit in the Securities Will Be Successful
•	The Securities are Subject to Market Risk
•	The Securities are Subject to Concentration Risk and Risks Associated with the Renewable Energy Sector
•	An Investment in the Securities Is Subject to Emerging Markets Risk
•	The Securities are Subject to Risks Associated With Non U.S. Securities Markets
•	The Securities are Subject to Currency Exchange Rate Risk
•	The Securities are Subject to Small-, Mid- and Micro-Capitalization Stock Risks
•	The ICLN Recently Underwent a Significant Portfolio Change; The Performance of the ICLN May be Significantly Affected
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The Bank Cannot Control Actions by the Investment Advisors of the Reference Assets that May Adjust the Reference Assets in a Way that Could Adversely Affect the Payments on the Securities and Their Market Value, and the Investment Advisors Have No Obligation to Consider Your Interests

•	There Are Risks Associated with a Reference Asset that is an Exchange-Traded Fund
•	The Value of a Reference Asset May Fluctuate Relative to its NAV
•	Changes Affecting a Reference Asset Could Have an Adverse Effect on the Value of, and any Amount Payable on, the Securities
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There Is No Affiliation Between Any Reference Asset Constituent Stock Issuers or the Investment Advisors and Us and We Are Not Responsible for Any Disclosure by Any of the Other Reference Asset Constituent Stock Issuers or the Investment Advisors

•	Past Performance is Not Indicative of Future Performance
•	Changes Affecting a Reference Asset Could Have an Adverse Effect on the Value of, and the Amount Payable on, the Securities
•	The Bank Cannot Control Actions by the Investment Advisors and the Investment Advisors Have No Obligation to Consider Your Interests

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Hedging Activities by the Bank and/or the Underwriters may Negatively Impact Investors in the Securities and Cause our Respective Interests and Those of our Clients and Counterparties to be Contrary to Those of Investors in the Securities

•	Market Activities by the Bank or the Underwriters for Their own Respective Accounts or for Their Respective Clients Could Negatively Impact Investors in the Securities
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The Bank, the Underwriters and Their Respective Affiliates Regularly Provide Services to, or Otherwise Have Business Relationships with, a Broad Client Base, Which Has Included and May Include the Investment Advisors and/or Reference Asset Constituent Stock Issuers

•	Other Investors in the Securities May Not Have the Same Interests as You
•	The Calculation Agent Can Postpone any Calculation Date (including the Final Calculation Date) for a Reference Asset if a Market Disruption Event with Respect to a Reference Asset Occurs
•	Anti-dilution Adjustments Relating To The Shares Of a Reference Asset Do Not Address Every Event That Could Affect Such Shares
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There Is No Affiliation Between Any Reference Asset Constituent Stock Issuers or the Investment Advisors and Us and We Are Not Responsible for Any Disclosure by Any of the Reference Asset Constituent Stock Issuers or Investment Advisors

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A Participating Dealer or its Affiliates May Realize Hedging Profits Projected by its Proprietary Pricing Models in Addition to any Selling Concession and/or any Distribution Expense Fee, Creating a Further Incentive for the Participating Dealer to Sell the Securities to You

•	The Inclusion of Dealer Spread and Projected Profit from Hedging in the Original Offering Price is Likely to Adversely Affect Secondary Market Prices
•	The Bank's Estimated Value of the Securities Will Be Lower Than the Original Offering Price of the Securities
•	The Bank's Estimated Value Does Not Represent Future Values of the Securities and may Differ from Others' Estimates
•	The Bank's Estimated Value is not Determined by Reference to Credit Spreads for our Conventional Fixed-Rate Debt
•	If the Prices of the Reference Assets or the Reference Asset Constituents Change, the Market Value of Your Securities May Not Change in the Same Manner
•	We May Sell an Additional Aggregate Principal Amount of the Securities at a Different Issue Price
•	The Price at Which the Securities May Be Sold Prior to Maturity will Depend on a Number of Factors and May Be Substantially Less Than the Amount for Which They Were Originally Purchased
•	The Securities Lack Liquidity
•	Your Investment is Subject to the Credit Risk of the Bank
•	The COVID-19 Virus May Have an Adverse Impact on the Bank
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Uncertain Tax Treatment: Significant aspects of the tax treatment of the Securities are uncertain. You should consult your tax advisor about your own tax situation. See “Canadian Income Tax Consequences” and “U.S. Federal Income Tax Consequences” in the pricing supplement.

Not suitable for all investors
Investment suitability must be determined individually for each investor. The Securities described herein are not a suitable investment for all investors. In particular, no investor should purchase the Securities unless they understand and are able to bear the associated market, liquidity and yield risks. Unless market conditions and other relevant factors change significantly in your favor, a sale of the Securities prior to maturity is likely to result in sale proceeds that are substantially less than the Principal Amount per Security. The Underwriters and their respective affiliates are not obligated to purchase the Securities from you at any time prior to maturity.
The Bank has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Bank has filed with the SEC for more complete information about the Bank and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Bank, any Underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling your financial advisor or by calling Wells Fargo Securities, LLC at 866-346-7732.
Not a research report
This material is not a product of the Bank’s research department.
Consult your tax advisor
Investors should review carefully the preliminary pricing supplement and consult their tax advisors regarding the application of the U.S. federal tax laws to their particular circumstances, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.
The Securities are not sponsored, endorsed, sold or promoted by any Reference Asset Issuer and no such entity makes any representation regarding the advisability of investing in the Securities.
Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo & Company.